Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
AS OF AND FOR THE
SIX MONTHS ENDED
JUNE 30, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company:

1ST Franklin Financial Corporation and its consolidated subsidiaries (the “Company” or “we”) is engaged in the consumer finance business, particularly in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage loans on real estate to homeowners.  As of June 30, 2006, the business was operated through a network of 224 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Overview:

During the first six months of 2006, total assets of the Company increased $13.9 million (4%) to $338.8 million at June 30, 2006 from $324.9 million at December 31, 2005.  The increase in assets was mainly attributable to increases in the Company’s loan and investment portfolios.

The Company previously reported a $3.5 million decline in net loans during the first quarter of 2006; however, higher loan originations in the second quarter enabled the Company to reverse the first quarter decline and post an overall increase for the six-month period ended June 30, 2006.  Net loans grew $8.7 million (4%) to $233.4 million at June 30, 2006 from $224.7 at December 31, 2005.

Our investment portfolio also experienced growth in the first half of 2006.  Investments rose $3.5 million or 5% during the period.

The aforementioned increases in net loans and investments led to higher revenues during the six-month period just ended as compared to the same period in 2005.  Total revenues grew $4.2 million or 8%.

During the first six months of 2006, we continued to expand our branch office network with the addition of two new offices in Alabama and one each in the states of Georgia, Louisiana and South Carolina.  As part of our strategic plan for the future, we continue to explore other business locations in our market area to open additional branch offices.

The following portions of Management’s Discussion and Analysis of Financial Condition and Results of Operations focus in more detail on the Company’s balance sheet and results of operations for the three- and six-month periods ended June 30, 2006 and 2005.  Information about the Company’s liquidity, funding sources, critical accounting policies and other matters is also discussed.

Financial Condition:

During the six-month period ended June 30, 2006, the Company experienced a positive cash flow resulting in cash and cash equivalents increasing $1.3 million (9%) over the prior year end.  Increases in funds generated from operations and from financing activities were responsible for the increase in the Company’s cash position.

The Company held cash of approximately $1.7 million and $1.6 million in restricted accounts at June 30, 2006 and December 31, 2005, respectively.  These restricted accounts are held by the Company’s insurance subsidiaries in order to meet certain deposit requirements applicable to insurance companies in the State of Georgia and to meet the reserve requirements of the Company’s reinsurance agreements.

As previously mentioned, higher loan originations during the quarter ended June 30, 2006 resulted in strong growth in our net loan portfolio.  Based on historical results, we expect continued growth in the portfolio during the remainder of the year.

Also discussed earlier was the increase in the value of the Company’s investment portfolio.  Surplus funds generated by our insurance subsidiaries resulted in the increase in our investment portfolio at June 30, 2006 as compared to the prior year-end.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (70% as of June 30, 2006 and 68% as of December 31, 2005) with any unrealized gain or loss, net of deferred income taxes, accounted for in the equity section of the Company’s balance sheet.  The remainder of the investment portfolio represents securities carried at amortized cost and designated “held to maturity”, as Management has both the ability and intent to hold these securities to maturity.

The Company’s senior debt declined approximately $3.0 million (2%) during the six-month period ended June 30, 2006 mainly as a result of a $15.5 million decline in senior notes and commercial paper held by investors.  A portion of the decline in our senior debt was reinvested in our higher yielding subordinated debentures.  Investments in subordinated debentures increased $14.3 million during the same period.  Overall however, the Company experienced a decline in funds generated through the sale of its debt securities.  Advances were made against the Company’s credit line facility to provide additional funds for operations.

Other liabilities decreased $1.3 million (9%) mainly due to disbursement of funds from the Company’s prior year accrued employee incentive bonus and accrued profit sharing contribution.  A decrease in accounts payable due and a decrease in capital lease obligations also contributed to the decline in other liabilities.

Results of Operations:

Revenue growth during the current year, especially during the second quarter, enabled the Company to post increases in net income.  Net income grew $1.5 million (183%) during the three-month period ended June 30, 2006 as compared to the same period a year ago and $.6 million (17%) during the six-month comparable period.  A lower loan loss provision also contributed to the increase in net income, particularly in the three-month period ended June 30, 2006.

Net Interest Margin

Rising interest rates have had a significant impact on the Company’s net interest margin.  The margin represents the spread between earnings on loans and investments and interest paid on the Company’s senior and subordinated debt.  Interest rates on the majority of loans offered by the Company are typically fixed and do not change as a result of volatility in market rates; however, interest paid on the Company’s debt securities is impacted by general market interest rate volatility.  In order for our investment securities to be competitive, we adjust rates according to market conditions.  Our average borrowing rate during the current year has increased to 4.48% compared to 3.52% during the same period a year ago.  The increase resulted in our interest cost increasing $.9 million (47%) and $1.5 million (39%) during the three- and six-month periods ended June 30, 2006 as compared to the same periods in 2005.  Also contributing to the increase in interest cost was an overall increase in our average borrowing levels.

Although average borrowing costs increased, enhanced earnings from the growth in our loan and investment portfolios more than offset the higher interest cost.  Interest income grew $2.1 million (12%) and $3.3 million (9%) for the three- and six-month periods just ended as compared to the same periods a year ago.

The net impact of the above factors resulted in our net interest margin increasing $1.2 million, or 8%, during the three-month period just ended compared to the same period in 2005.  During the six-month comparable periods, the margin increased $1.8 million, or 6%.

Management projects that average net receivables will continue to grow during the year and earnings thereon will continue to increase likewise.   However, we also project additional increases in borrowing cost which could impact our margins.  There can be no assurance that any increases in net receivables would not be more than offset by increases in borrowing costs.

Insurance Income

Net insurance income increased $.7 million (13%) and $1.0 million (9%) during the three- and six-month periods ended June 30, 2006 as compared to the same periods in 2005.  The increases were associated with the growth in loan receivables as many customers chose optional credit insurance at their loan origination.

Provision for Loan Losses

The provision for loan losses declined $.6 million (13%) during the three-month period just ended as compared to the same period a year ago primarily due to lower net charge offs.  Net charge offs decreased $.5 million, or 12%, during the same comparable period.  A portion of the decrease in net charge offs was the result of the sale of selected accounts.  In May 2006, Management sold a block of previously charged off accounts to an unaffiliated debt recovery company.   The transaction allowed the Company to recover a portion of the funds due on the accounts.

Net charge offs were approximately the same during the six-month period ended June 30, 2006 as compared to the same period a year ago.  A decrease in the amount needed to maintain the allowance for loan losses resulted in a $.1 million (2%) decrease in the provision for loan losses during the same period.

Net balances on accounts of individuals who declared bankruptcy decreased $2.5 million to $8.9 million at June 30, 2006 as compared to $11.5 million at June 30, 2005.  The federal bankruptcy laws which became effective October 17, 2005 appear to have resulted in a lower number of bankruptcy filings by the Company’s loan customers than were experienced prior to these laws being enacted.  The reduction in personal bankruptcy filings was one factor contributing to lower net charge offs.

We continually monitor the credit-worthiness of our loan portfolio.  The Company maintains an allowance for loan losses to cover probable losses in the current loan portfolio.  At June 30, 2006, we believe the allowance is adequate to cover losses inherent in the portfolio.  Additions will be made to this allowance if and when we deem it appropriate to recognize additional probable losses. Any additions to the allowance will be charged against the provision for loan losses.

Other Revenue

A decrease in return-check fee income, rental income and other miscellaneous non-interest related income caused other revenue to decline $.1 million (21%) during the six-month period just ended as compared to the same period in 2005.  Other revenue also decreased slightly during the three-month comparable period.

Other Operating Expenses

Merit salary increases, increases in employee medical and life insurance expenses, higher payroll tax expense and decreases in deferred salary expense caused personnel expense to increase $.3 million (3%) and $.9 million (5%) during the three- and six-month periods ended June 30, 2006 as compared to the same periods in 2005.  An increase in the Company’s accrued profit sharing contribution expense also contributed to the increase in personnel cost during the six-month comparable period.

Factors responsible for the $.1 million (6%) and $.3 million (6%) increase in occupancy expense during the three- and six-month periods just ended as compared to the same comparable periods a year ago were mainly higher maintenance costs on office and equipment and higher rent expense.

Increases in various overhead expenses such as business promotion, legal and audit, consultant fees, computer expenses, travel expenses and postage contributed to the increases in miscellaneous other operating expenses during the current year.  Also contributing was an increase in taxes and license fees.  During the three-month period just ended, other operating expenses increased $.3 million (9%) as compared to the same period a year ago.  During the six-month comparable period, miscellaneous other operating expenses increased $.8 million, or 11%.

Income Taxes:

Effective income tax rates were 23% and 22% during the six-month periods ended June 30, 2006 and 2005, respectively, and 22% and 36% during the three-month periods then ended.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  During the quarter just ended, losses of the S Corporation were lower than losses incurred during the same quarter a year ago.  The higher effective income tax rate during the second quarter of 2005 were due to the higher losses incurred by the S Corporation during that period being passed to the shareholders for tax reporting, whereas income earned by the insurance subsidiaries was taxed at the corporate level.  The tax rates for the other periods were below statutory rates due to certain benefits provided by law to life insurance companies, which reduced the effective tax rate of the Company’s life insurance subsidiary, as well as investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Quantitative and Qualitative Disclosures About Market Risk:

As previously discussed, higher interest rates have impacted the Company’s interest costs during the current year.  If rates continue to increase, the Company’s net interest margin could be materially impacted.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2005 for a detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of June 30, 2006 and December 31, 2005, the Company had $15.3 million and $14.0 million, respectively, invested in cash and short-term investments readily convertible into cash with original maturities of three months or less.

The Company’s investments in marketable securities can be converted into cash, if necessary.  As of June 30, 2006 and December 31, 2005, 95% and 97%, respectively, of the Company’s cash and cash equivalents and investment securities were maintained in its insurance subsidiaries.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to the Company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2005, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had policyholders’ surplus of $30.0 million and $31.7 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2006 without prior approval of the Georgia Insurance Commissioner is approximately $7.6 million.

Liquidity requirements of the Company are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to the securities sales, the Company has an external source of funds available under a credit agreement. The credit agreement provides for unsecured borrowings of up to $30.0 million, subject to certain limitations, and is scheduled to expire on September 25, 2006.  The Company is in discussions to extend or renew this agreement, but no assurances can be provided that it will be able to do so on acceptable terms, if at all.  Available borrowings under the agreement were $8.4 million and $21.0 million at June 30, 2006 and December 31, 2005, respectively.

The Company was subject to the following contractual obligations and commitments at June 30, 2006:
	07/01/06 thru 12/31/06	2007	2008	2009	2010	2011 & Beyond	Total
	(in Millions)
Credit Line *	$ 21.6	$ -	$ -	$ -	$ -	$ -	$ 21.6
Bank Commitment Fee *	-	-	-	-	-	-	-
Senior Notes *	55.9	-	-	-	-	-	55.9
Commercial Paper *	100.2	-	-	-	-	-	100.2
Subordinated Debt *	3.7	8.9	12.7	15.2	25.5	-	66.0
Operating Leases	3.9	4.0	3.3	1.6	.9	.3	14.0
Capitalized Leases (Equipment)	.1	.2	.2	.-	-	-	.5
Software Service Contract **	1.2	2.4	2.4	2.4	2.4	9.5	20.3
Data Communication Lines Contract **	1.3	2.5	1.7	-	-	-	5.5
Total	$ 187.9	$ 18.0	$20.3	$ 19.2	$ 28.8	$ 9.8	$ 284.0

* Note: Includes estimated interest at current rates ** Note: Based on current usage

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserve.

The allowance for loan losses is based on the Company's previous loss experience, a review of specifically identified loans where collection is doubtful and Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Specific provision for loan losses is made for impaired loans based on a comparison of the recorded carrying value in the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral.

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual precomputed account to calculate income for on-going precomputed accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's precomputed accounts are paid off or renewed prior to maturity, the result is that most of the precomputed accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which are not precomputed, have income recognized on a simple interest accrual basis.  Income is not accrued on a loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as an adjustment to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on acceptable actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previous estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause future results to differ from expectations include, but are not limited to, adverse general economic conditions including the changes in interest rate environment, unexpected reductions in the size or collectibility of amounts in our loan portfolio, reduced sales of our securities, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2006	2005
	(Unaudited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 15,288,252	$ 13,988,091

RESTRICTED CASH	1,734,335	1,591,967

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	244,733,903 24,233,624 34,308,900 303,276,427 33,853,318 18,571,905 17,485,085 233,366,119	241,313,264 23,382,248 30,345,466 295,040,978 34,661,179 18,834,971 16,885,085 224,659,743

INVESTMENT SECURITIES: Available for Sale, at fair market Held to Maturity, at amortized cost	52,411,052 22,599,970 75,011,022	48,431,606 23,041,123 71,472,729

OTHER ASSETS	13,364,485	13,197,231

TOTAL ASSETS	$ 338,764,213	$ 324,909,761

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 177,735,112	$ 180,712,855
OTHER LIABILITIES	12,777,196	14,110,767
SUBORDINATED DEBT	53,197,850	38,901,635
Total Liabilities	243,710,158	233,725,257

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income (Loss)	(406,358)	268,012
Retained Earnings	95,290,413	90,746,492
Total Stockholders' Equity	95,054,055	91,184,504

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 338,764,213	$ 324,909,761

See Notes to Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005

INTEREST INCOME	$19,795,213	$ 17,682,352	$39,111,414	$35,830,839
INTEREST EXPENSE	2,769,076	1,886,195	5,202,827	3,739,990
NET INTEREST INCOME	17,026,137	15,796,157	33,908,587	32,090,849

Provision for Loan Losses	4,249,343	4,859,325	7,752,813	7,885,107

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,776,794	10,936,832	26,155,774	24,205,742

NET INSURANCE INCOME Premiums and Commissions Insurance Claims and Expenses	7,571,141 1,513,307 6,057,834	6,904,710 1,532,466 5,372,244	14,984,006 2,965,706 12,018,300	13,932,936 2,901,857 11,031,079

OTHER REVENUE	161,010	198,587	333,553	423,071

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	9,604,663 2,254,338 4,101,856 15,960,857	9,299,130 2,133,132 3,757,670 15,189,932	19,631,889 4,443,361 8,562,083 32,637,333	18,755,312 4,189,781 7,730,390 30,675,483

INCOME BEFORE INCOME TAXES	3,034,781	1,317,731	5,870,294	4,984,409

Provision for Income Taxes	660,187	477,960	1,326,373	1,087,503

NET INCOME	2,374,594	839,771	4,543,921	3,896,906

RETAINED EARNINGS, Beginning of Period	92,915,819	89,162,429	90,746,492	86,105,294

RETAINED EARNINGS, End of Period	$95,290,413	$90,002,200	$ 95,290,413	$ 90,002,200

BASIC EARNINGS PER SHARE: 170,000 Shares outstanding for all periods (1,700 voting, 168,300 non-voting)	$13.97	$4.94	$26.73	$22.92

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	(Unaudited)
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 4,543,921	$ 3,896,906

Adjustments to reconcile net income to net cash

Provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Deferred (Prepaid) Income Taxes

Other, net

Decrease in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	7,752,813 931,294 86,788 (46,803) (331,901) (1,277,101) 11,659,011	7,885,107 919,427 (119,850) 54,229 (169,588) (1,890,417) 10,575,814

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased Loan payments Increase in restricted cash Purchases of marketable debt securities Redemptions of marketable debt securities Fixed asset additions, net Net Cash Used	(111,095,681) 94,636,492 (142,368) (7,559,666) 3,163,000 (679,099) (21,677,322)	(86,064,740) 85,696,633 (14,068) (10,116,305) 4,390,250 (625,527) (6,733,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in senior debt Subordinated debt issued Subordinated debt redeemed Net Cash Provided (Used)	(2,977,743) 21,201,396 (6,905,181) 11,318,472	(4,143,503) 2,347,129 (4,938,844) (6,735,218)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,300,161	(2,893,161)

CASH AND CASH EQUIVALENTS, beginning	13,988,091	15,856,359

CASH AND CASH EQUIVALENTS, ending	$ 15,288,252	$ 12,963,198

Cash paid during the period for: Interest Income Taxes	$ 5,068,456 1,603,891	$ 3,728,356 1,411,625

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2005 and for the year then ended included in the Company's December 31, 2005 Annual Report.

In the opinion of Management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2006 and December 31, 2005 and the results of its operations and cash flows for the three and six months ended June 30, 2006 and 2005. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full fiscal year.

The computation of earnings per share is self-evident from the Consolidated Statements of Income and Retained Earnings.

Note 2 – Allowance for Loan Losses

An analysis of the allowance for loan losses for the six-month periods ended June 30, 2006 and 2005 is shown in the following table:
	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Beginning Balance Provision for Loan Losses Charge-offs Recoveries Ending Balance	$ 16,885,085 7,752,813 (9,933,929) 2,781,116 $ 17,485,085	$ 15,285,085 7,885,107 (9,377,888) 2,242,781 $ 16,035,085

Note 3 – Investment Securities

Debt securities available for sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities are as follows:

	As of June 30, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available for Sale: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 12,517,787 40,385,431 130,316 $ 53,033,534	$ 12,176,751 39,537,013 697,288 $ 52,411,052	$ 11,086,541 36,768,810 381,110 $ 48,236,461	$ 10,885,386 36,649,434 896,786 $ 48,431,606

	As of June 30, 2006		As of December 31, 2005
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Held to Maturity: U.S. Treasury securities and obligations of U.S. government corporations and agencies Obligations of states and political subdivisions Corporate securities	$ 5,468,335 16,631,553 500,082 $ 22,599,970	$ 5,251,060 16,485,287 499,936 $ 22,236,283	$ 5,469,203 17,071,209 500,711 $ 23,041,123	$ 5,341,625 17,177,222 502,155 $ 23,021,002

Gross unrealized losses totaled $1,719,260 and $799,578 at June 30, 2006 and December 31, 2005, respectively.  The following table is an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of June 30, 2006:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 3,420,098	$ 72,733	$ 8,151,111	$ 269,039	$ 11,571,209	$ 341,772
Obligations of states and political subdivisions	20,078,596	484,182	11,659,387	475,898	31,737,983	960,080
Total	23,498,694	556,915	19,810,498	744,937	43,309,192	1,301,852

Held to Maturity:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	1,426,828	32,341	3,824,232	184,934	5,251,060	217,275
Obligations of states and political subdivisions	8,310,414	118,565	1,896,239	81,422	10,206,653	199,987
Corporate Securities	499,937	146	--	--	499,937	146
Total	10,237,179	151,052	5,720,471	266,356	15,957,650	417,408

Overall Total	$ 33,735,873	$ 707,967	$ 25,530,969	$ 1,011,293	$ 59,266,842	$ 1,719,260

As of June 30, 2006, the Company held 181 unaffiliated bond investments that had impairments classified as not other than temporary.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  Based on the ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value and after considering the severity and duration of the impairments, the Company does not consider the impairment of these investments to be other-than-temporary at June 30, 2006.

Note 4 – Commitments and contingencies

The Company is involved in four legal proceedings in the state of Mississippi.  In two of those proceedings, the Company is a named defendant in cases alleging fraud and deceit in the Company’s sale of credit insurance, refinancing practices and use of arbitration agreements.  The plaintiffs in those two cases seek statutory, compensatory and punitive damages.  Management believes that it is too early to assess the Company’s potential liability in connection with any of these proceedings.  The Company is diligently contesting and defending the claims in these two proceedings.

In the other two proceedings referred to above, the Company originally filed suit to bar the assertion of certain of the potential claims discussed above and to enforce certain arbitration clauses in its agreements.

The Company is involved in various other claims and lawsuits incidental to its business from time to time.  In the opinion of Management, the ultimate resolution of any such claims or lawsuits is not expected to have a material effect on the Company's financial position, liquidity or results of operations.

Note 5 – Income Taxes

Effective income tax rates were 23% and 22% during the six-month periods ended June 30, 2006 and 2005, respectively, and 22% and 36% during the three-month periods then ended.  The Company has elected S Corporation status for income tax reporting purposes.  Taxable income or loss of an S Corporation is included in the individual tax returns of the stockholders of the Company.  Income taxes are reported for the Company's insurance subsidiaries.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduces the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 6 – Other Comprehensive Income

Comprehensive income was $2.1 million and $3.9 million for the three- and six-month periods ended June 30, 2006, respectively, as compared to $1.1 million and $3.8 million for the same periods in 2005.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $.3 and $.7 million in other comprehensive losses for the three- and six-month periods ended June 30, 2006, respectively. During the same prior year periods, the Company recorded $.3 million and $(.1) million, respectively, in accumulated other comprehensive income (loss).

Note 7 – Line of Credit

The Company has an external source of funds through available borrowings under a credit agreement. The credit agreement provides for available unsecured borrowings of up to $30.0 million and is scheduled to expire on September 25, 2006.  Available borrowings under the agreement were $8.4 million and $21.0 million at June 30, 2006 and December 31, 2005, respectively.

Note 8 – Related party transactions

The Company engages from time to time in other transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” contained  in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2005 for additional information on related party transactions.

Note 9 - Segment Financial Information

Effective January 1, 2006, the Company realigned its reportable business segments in Georgia, dividing the previous two divisions into three divisions.  The Company now has six reportable segments.  Division I through Division V and  Division VII.  Each segment is comprised of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I is comprised of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III is comprised of offices in South Georgia, and Division VII is comprised of offices in West Georgia.  Division IV represents our Alabama offices and our offices in Louisiana and Mississippi encompass Division V.  Division VI is reserved for future use.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

The following table summarizes assets, revenues and profit by business segment.  Reconciliation to consolidated net income is also provided.  The segment data in 2005 has been restated to reflect the aforementioned realignment of the Company’s business segments effective January 1, 2006.

	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	Total
	(in Thousands)
Segment Revenues:
3 Months ended 6/30/06	$ 3,483	$ 3,577	$ 5,619	$ 4,498	$ 4,003	$ 4,334	$ 25,514
3 Months ended 6/30/05	3,226	3,278	5,272	3,821	3,158	3,990	22,745
6 Months ended 6/30/06	7,104	7,135	11,210	8,924	7,552	8,760	50,685
6 Months ended 6/30/05	6,601	6,867	10,921	7,674	6,303	8,331	46,697
Segment Profit:
3 Months ended 6/30/06	$ 525	$ 1,071	$ 1,498	$ 1,641	$ 1,170	$ 1,455	$ 7,360
3 Months ended 6/30/05	577	948	1,381	1,354	543	1,433	6,236
6 Months ended 6/30/06	1,152	2,253	3,721	3,414	2,051	3,255	15,846
6 Months ended 6/30/05	1,555	2,352	3,872	2,997	1,267	3,433	15,476
Segment Assets:
6/30/06	$ 35,002	$ 36,878	$ 58,700	$ 51,632	$ 38,282	$ 45,322	$ 265,816
6/30/05	34,551	34,247	53,639	43,418	32,638	41,088	239,581

			3 Months Ended 6/30/06 (in 000's)	3 Months Ended 6/30/05 (in 000's)	6 Months Ended 6/30/06 (in 000's)	6 Months Ended 6/30/05 (in 000's)

Reconciliation of Profit:
Profit per segments			$ 7,360	$ 6,236	$ 15,846	$ 15,476
Corporate earnings (losses) not allocated			2,014	508	3,744	588
Corporate expenses not allocated			(6,339)	(5,426)	(13,720)	(11,079)
Income taxes not allocated			(660)	(478)	(1,326)	(1,088)
Net income			$ 2,375	$ 840	$ 4,544	$ 3,897

BRANCH OPERATIONS
Jack R. Coker	Senior Vice President
Ronald E. Byerly	Vice President
Dianne H. Moore	Vice President
Ronald F. Morrow	Vice President
J. Patrick Smith, III	Vice President
Virginia K. Palmer	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS
Sonya Acosta	Donald Floyd	Tommy Lennon	Mike Olive
Bert Brown	Shelia Garrett	Bonnie Letempt	Melvin Osley
Debbie Carter	Brian Gray	Mike Lyles	Hilda Phillips
Rick Childress	Jack Hobgood	Jimmy Mahaffey	Henrietta Reathford
Bryan Cook	Bruce Hooper	Judy Mayben	Michelle Rentz
Jeremy Cranfield	Jerry Hughes	Roy Metzger	Gaines Snow
Joe Daniel	Janice Hyde	Marty Miskelly	Marc Thomas
Loy Davis	Judy Landon	Brian McSwain	Lynn Vaughan
Patricia Dunaway	Jeff Lee	Harriet Moss

BRANCH OPERATIONS

ALABAMA
Albertville	Center Point	Fayette	Moody	Ozark	Selma
Alexander City	Clanton	Florence	Moulton	Pelham	Sylacauga
Andalusia	Cullman	Gadsden	Muscle Shoals	Prattville	Troy
Arab	Decatur	Hamilton	Opelika	Russellville (2)	Tuscaloosa
Athens	Dothan	Huntsville (2)	Opp	Scottsboro	Wetumpka
Bessemer	Enterprise	Jasper	Oxford

GEORGIA
Adel	Canton	Dahlonega	Glennville	Manchester	Stockbridge
Albany	Carrollton	Dallas	Greensboro	McDonough	Swainsboro
Alma	Cartersville	Dalton	Griffin (2)	Milledgeville	Sylvania
Americus	Cedartown	Dawson	Hartwell	Monroe	Sylvester
Athens (2)	Chatsworth	Douglas (2)	Hawkinsville	Montezuma	Thomaston
Bainbridge	Clarkesville	Douglasville	Hazlehurst	Monticello	Thomson
Barnesville	Claxton	East Ellijay	Helena	Moultrie	Tifton
Baxley	Clayton	Eastman	Hinesville (2)	Nashville	Toccoa
Blairsville	Cleveland	Eatonton	Hogansville	Newnan	Valdosta (2)
Blakely	Cochran	Elberton	Jackson	Perry	Vidalia
Blue Ridge	Colquitt	Fitzgerald	Jasper	Pooler	Villa Rica
Bremen	Commerce	Flowery Branch	Jefferson	Richmond Hill	Warner Robins
Brunswick	Conyers	Forsyth	Jesup	Rome	Washington
Buford	Cordele	Fort Valley	LaGrange	Royston	Waycross
Butler	Cornelia	Gainesville	Lavonia	Sandersville	Waynesboro
Cairo	Covington	Garden City	Lawrenceville	Savannah	Winder
Calhoun	Cumming	Georgetown	Madison	Statesboro

LOUISIANA
Alexandria	DeRidder	Houma	Leesville	Natchitoches	Pineville
Crowley	Franklin	Jena	Marksville	New Iberia	Prairieville
Denham Springs	Hammond	Lafayette	Morgan City	Opelousas

BRANCH OPERATIONS
(Continued)

MISSISSIPPI
Batesville	Corinth	Hazlehurst	Kosciusko	Newton	Senatobia
Bay St. Louis	Forest	Hernando	Magee	Oxford	Starkville
Booneville	Grenada	Houston	McComb	Pearl	Tupelo
Carthage	Gulfport	Iuka	Meridian	Picayune	Winona
Columbia	Hattiesburg	Jackson	New Albany	Ripley

SOUTH CAROLINA
Aiken	Charleston	Easley	Lancaster	North Augusta	Simpsonville
Anderson	Chester	Florence	Laurens	North Charleston	Spartanburg
Barnwell	Clemson	Gaffney	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greenville	Lugoff	Orangeburg	Sumter
Boiling Springs	Conway	Greenwood	Marion	Rock Hill	Union
Cayce	Dillon	Greer	Newberry	Seneca	York

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Co-Owner Scarborough Men & Boys Clothes Store

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Jack D. Stovall President, Stovall Building Supplies, Inc.

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303